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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38686

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glover Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

229 Peachtree Street, N.E., Suite 506
(No. and Street)

Atlanta (City) Georgia (State) 30303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Marion Glover 404 523-2921
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier & Deeter, LLC
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street, N.E., Ste 1900 (Address) Atlanta (City) Georgia (State) 30308 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Marion B. Glover, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glover Capital, Inc., as of June 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOVER CAPITAL, INC.

FINANCIAL STATEMENTS

JUNE 30, 2012


FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

GLOVER CAPITAL, INC.

FINANCIAL STATEMENTS

JUNE 30, 2012

GLOVER CAPITAL, INC.

Table of Contents

June 30, 2012



FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Glover Capital, Inc.
Atlanta, Georgia

We have audited the accompanying statement of financial condition of Glover Capital, Inc. as of June 30, 2012, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Glover Capital, Inc. as of June 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Frazier & Deeter, L.L.C.

August 27, 2012
Atlanta, Georgia


CELEBRATING
30
1981-2011

GLOVER CAPITAL, INC.

Statement of Financial Condition

June 30, 2012

Assets

Cash	$	87,094
Commissions receivable, net of allowance for doubtful accounts of $538,355		-
Income taxes receivable		340
Total Assets	$	87,434

Liabilities and Stockholder's Equity

Liabilities:		
Due to related party	$	3,879
Total liabilities		3,879
Commitments		
Stockholder's Equity:		
Common stock, $1 par value; 100,000 shares authorized; 5,000 shares issued and outstanding		5,000
Additional paid-in capital		2,500
Retained earnings		76,055
Total stockholder's equity		83,555
Total Liabilities and Stockholder's Equity	$	87,434

See notes to financial statements.

GLOVER CAPITAL, INC.

Statement of Operations

For the Year Ended June 30, 2012

Revenues:		
Commissions	$	815,715
Interest and dividends		202
		815,917
Expenses:		
Bad debt expense		538,355
Management fees		225,429
Regulatory fees		2,507
Other expenses		63,459
		829,750
Net loss	$	(13,833)

See notes to financial statements.

GLOVER CAPITAL, INC.

Statement of Stockholder's Equity

For the Year Ended June 30, 2012

	Common Stock		Additional		
	Shares	Par Value	Paid-in Capital	Retained Earnings	Total
Balance, June 30, 2011	5,000	$ 5,000	$ 2,500	$ 89,888	$ 97,388
Net loss	-	-	-	(13,833)	(13,833)
Balance, June 30, 2012	5,000	$ 5,000	$ 2,500	$ 76,055	$ 83,555

See notes to financial statements.

GLOVER CAPITAL, INC.

Statement of Cash Flows

For the Year Ended June 30, 2012

Increase (Decrease) in Cash

Cash flows from operating activities:		
Cash received from customers	$	277,360
Cash paid for management fees		(225,429)
Cash paid for regulatory fees		(2,507)
Cash paid for other expenses		(61,956)
Interest and dividends received		202
Net cash used in operating activities and decrease in cash		(12,330)
Cash, beginning of year		99,424
Cash, end of year	$	87,094

Reconciliation of Net Loss to Net Cash Used In Operating Activities

Net loss	$	(13,833)
Adjustments to reconcile net loss to net cash used in operating activities:		
Bad debt expense		538,355
Changes in assets and liabilities:		
Commissions receivable		(538,355)
Due to related party		1,503
Total adjustments		1,503
Net cash used in operating activities	$	(12,330)

See notes to financial statements.

Note 1 - Description of business and summary of significant accounting policies:

Glover Capital, Inc. (the Company) was incorporated on September 16, 1987 for the purpose of becoming qualified as a licensed broker/dealer. On September 24, 1987, the Company became licensed as a broker/dealer and began operations.

Basis of presentation

The Company has adopted Financial Accounting Standards Board (FASB) Codification (Codification). The Codification is the single official source of authoritative generally accepted accounting principles in the United States of America (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities and all of the Codification's content carries the same level of authority.

Revenue recognition

The Company prepares its financial statements on the accrual basis of accounting. Revenues related to the sale of a company are recognized when collectability is reasonably assured, persuasive evidence of an arrangement exists, and prices are determinable, as evidenced by a signed customer contract, and when the deal "closes."

Receivables and credit policies

The Company routinely assesses the financial strength of its clients and, as a consequence, believes that its commission receivable credit risk exposure is limited. Commission receivables are carried at original contract amount less an estimate for anticipated credit losses as determined by management in the course of regularly evaluating individual receivables. To date, bad debts have not exceeded management's expectations. At June 30, 2012, commissions receivable totaled $538,355 and this balance was fully reserved with an allowance for bad debts of the same amount. Commission receivables are written off when deemed uncollectible. Recoveries of commission receivables previously written off are recorded when received.

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred tax assets and liabilities related to using the cash method of accounting for tax purposes and the accrual method of accounting for financial reporting purposes.

Note 1 - Description of business and summary of significant accounting policies - continued:

Income taxes - continued

As of June 30, 2012, the Company has federal and state net operating loss carryforwards of $13,199 and $16,906, respectivley, available to reduce future taxable income, which expire in various years through 2032. The significant temporary difference is the carryforwards that give rise to net deferred tax assets before valuation allowance. At June 30, 2012, the Company had $2,679 in deferred tax assets. The Company's management concluded that it was more likely than not that deferred tax assets would not be recovered and has provided a valuation allowance for the full amount of its net deferred tax assets at June 30, 2012. Under the provisions of the Internal Revenue Code, certain substantial changes in the Company's ownership may result in a limitation on the amount of net operating loss carryforwards which can be used in future years.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authority, based on the technical merits of the position. Tax years that remain subject to examination by major tax jurisdictions date back to the year ending June 30, 2009. As of June 30, 2012, there are no known items which would result in a material accrual related to where the Company has federal or state attributable tax positions.

Major customers

The nature of the Company's business is to handle large transactions. During the year ended June 30, 2012, the Company had transactions with three customers, which accounted for 100% of revenues and two customers that accounted for 100% of commissions receivable.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events

The Company has evaluated subsequent events through August 27, 2012, which is the date these financial statements were available to be issued. All subsequent events, if any, requiring recognition as of June 30, 2012, have been incorporated into these financial statements.

Note 2 - Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2012, the Company had net capital of $83,215 which was $78,215 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.05 to 1 at June 30, 2012.

Note 3 - Transactions with related party:

The Company and Glover & Associates, Inc. are affiliated companies under common management control. The existence of this control could result in operating results and/or a financial position of the Company significantly different from those that would have been obtained if the companies were autonomous.

During the year ended June 30, 2012, the Company paid $29,266 and $225,429 to Glover & Associates, Inc. for various operational expenses and management fees, respectively. At June 30, 2012 the Company owed $3,879 to Glover & Associates for various operational expenses.

Note 4 - Possession or control requirements:

The Company does not have any possession or control of customer funds or securities.

Note 5 - Concentration of credit risk:

The Company maintains its cash in bank deposits which, at times, may exceed federally-insured limits. The Company has not experienced any losses in such accounts.

GLOVER CAPITAL, INC.

Schedule 1: Reconciliation of Audited and Unaudited Reports

As of and for the Year Ended June 30, 2012

Description	As Previously Stated	Debit	Credit	As Stated
Assets				
Cash	$ 87,094	$ -	$ -	$ 87,094
Commissions receivable, net of allowance for doubtful accounts of $538,355	-	-	-	-
Income taxes receivable	340	-	-	340
	$ 87,434	$ -	$ -	$ 87,434
Liabilities and Stockholder's Equity				
Liabilities:				
Due to related party	$ 3,879	$ -	$ -	$ 3,879
Stockholder's equity:				
Common stock	5,000	-	-	5,000
Additional paid-in capital	2,500	-	-	2,500
Retained earnings	76,055	-	-	76,055
	$ 87,434	$ -	$ -	$ 87,434
Revenues and (Expenses)				
Commissions	$ 815,715	$ -	$ -	$ 815,715
Interest and dividends	202	-	-	202
Bad debt expense	(538,355)	-	-	(538,355)
Management fees	(225,429)	-	-	(225,429)
Regulatory fees	(2,507)	-	-	(2,507)
Other expenses	(63,459)	-	-	(63,459)
	$ (13,833)	$ -	$ -	$ (13,833)

See independent auditors' report on supplemental information.

GLOVER CAPITAL, INC.

Schedule 2: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

June 30, 2012

COMPUTATION OF NET CAPITAL

Total stockholder's equity from statement of financial condition		$ 83,555
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		83,555
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated borrowings		83,555
Deductions and/or charges:		
Total nonallowable assets - taxes receivable	$ 340	
Secured demand note deficiency	-	
Commodity futures contracts and spot commodities-proprietary capital charges	-	
Other deductions and/or charges	-	
Other additions and/or allowable credits	-	(340)
Net capital before haircuts on securities positions (tentative net capital)		83,215
Subordinated securities borrowings	-	
Trading and investment securities:		
Exempted securities	-	
Debt securities	-	
Options	-	
Other securities	-	
Undue concentrations	-	
Other	-	-
Net capital		$ 83,215

See independent auditors' report on supplemental information.

GLOVER CAPITAL, INC.

Schedule 2: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission - Continued

June 30, 2012

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition (less deferred income taxes)	$	3,879
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	3,879

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	259
Minimum dollar requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital at 1500%	$	78,215
Excess net capital at 1000%	$	82,827
Percentage of aggregate indebtedness to net capital		4.66 %

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	83,215
Net audit adjustments		-
Net capital per previous page	$	83,215

See independent auditors' report on supplemental information.

GLOVER CAPITAL, INC.

Schedule 3: Statement Regarding SEC Rule 15c3-3

June 30, 2012

Exemptive Provision

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the Rule.

See independent auditors' report on supplemental information.



FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Stockholder
Glover Capital, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of Glover Capital, Inc. (the Company) as of and for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by Rule 17a-13; and

- Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.


CELEBRATING
30
1981 2011

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012 to meet the SEC's objectives.

This report is intended solely for the use of the stockholder, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frazier & Deeter, L.L.C.

August 27, 2012
Atlanta, Georgia

Agreed-Upon Procedures Applied to Form SIPC-7

Glover Capital, Inc.

For the Year Ended June 30, 2012



FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder
Glover Capital, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2012, which were agreed to by Glover Capital, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Glover Capital, Inc.'s compliance with the applicable instruction of the General Assessment Reconciliation (Form SIPC-7). Glover Capital, Inc.'s management is responsible for Glover Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (i.e. the general ledger) noting no differences.

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2012, with the amounts reported in Form SIPC-7 for the year ended June 30, 2012 noting the Form SIPC-7 is for the year ended June 30, 2012. Therefore we compared the amounts in the 3rd and 4th quarter 2011 and 1st and 2nd quarter 2012 FOCUS filings to the amounts reported in the Form SIPC-7 noting no differences greater than $1.

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no overpayments.


CELEBRATING
30
1981-2011

We were not engaged to, and did not conduct an audit, the objective of which would be the expression of an opinion on the accounting records. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Glover Capital, Inc. and other specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Frazier & Deeter, L.L.C.

Atlanta, Georgia
August 27, 2012